

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 21, 2015

Shawn P. Clark
President and Chief Executive Officer
Key Link Assets Corp.
216 South Jefferson, suite LL1
Chicago, IL 60661

> **Re: Key Link Assets Corp.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed September 2, 2015**
> **File No. 333-190836**

Dear Mr. Clark:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that your registration statement on Form S-1 was declared effective on February 14, 2014 with audited financial statements through December 31, 2012, and that the post-effective amendment filed on September 2, 2015 was your first post-effective amendment to this registration statement. If an offering continues for more than nine months, you are required to update your registration statement by post-effective amendment if the information in the prospectus is more than sixteen months old. Please tell us whether any offers or sales were made during the period in which the audited financial statements were not current. If so, please provide us with a legal analysis addressing your compliance with Sections 5 and 10(a)(3) of the Securities Act. Additionally, please tell us how you communicated to the selling shareholders that they may not offer and sell securities pursuant to the registration statement until current financial statements have been filed and the registration statement has been declared effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Kristen A. Baracy, Esq.
        Synergy Law Group, L.L.C.